Exhibit 4.4

SECOND ADDENDUM TO SERVICES AGREEMENT

This Second Addendum to Services Agreement (this “Second Addendum”) is made and entered into as of the 2 day of June 2003, by and between Marnetics Ltd., formed under and existing in accordance with the laws of Israel (the “Company”) and Netlogic Ltd., formed under and existing in accordance with the laws of Israel (the “Consultant”).

WHEREAS

the parties wish to amend, modify and supplement the Services Agreement entered into by the parties on February 11th 2002 (the “Agreement”), as amended by an Addendum to Services Agreement on December 9 2002 (the “Addendum”), subject to the approval of the shareholders of Marnetics Broadband Technologies Ltd.

NOW, WHEREFORE, the parties hereto agree as follows:

1.	Amendment of the Agreement

In accordance with Section 7.5 of the Agreement, and subject to the approval of the shareholders of MXB, the following provisions of the Agreement and Addendum are hereby amended, supplemented and modified, as follows:

1.1

The term of the Agreement is hereby extended for an additional period of six (6) months, from June 3rd 2003 through December 2nd 2003 (the “Extended Period”), during which the Representative shall serve as Active Chairman of the Board of Directors of MXB.

1.2

The parties agree that the consideration to be paid to Consultant during the Extended Period is subject to the Company’s budget, as approved by its Board of Directors, and the Consultant and/or whom ever on its behalf, shall not have any claim against the Company in that regard.

2.	Miscellaneous

	2.1	Unless otherwise provided for herein, capitalized terms used herein shall have the same meaning as in the Agreement.

	2.2	Except to the extent modified and amended herein, the Agreement and the Addendum shall remain in full force and effect, in accordance with the terms and conditions thereof.

IN WITNESS WHEREOF, the parties have executed this Second Addendum as of the date first mentioned above.

Marnetics Ltd.		Netlogic Ltd.

By:	/s/ Menachem Reinschmidt	By:	/s/ Menachem Reinschmidt

Menachem Reinschmidt			Menachem Reinschmidt

By:	/s/ David Sheetrit

David Sheetrit